WORK Medical Technology Group LTD

August 19, 2022

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Michael Fay
Daniel Gordon
Ada D. Sarmento
Dorrie Yale

Re:	WORK Medical Technology Group LTD
Draft Registration Statement on Form F-1
Submitted on June 23, 2022
CIK No. 0001929783

Ladies and Gentlemen:

This letter is in response to the letter dated July 20, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to WORK Medical Technology Group LTD (the “Company,” “we,” and “our”). For the purpose of the Draft Registration Statement on Form F-1 and this letter, references to “the Group” are to the Company, Work Medical Technology Group Limited, and the PRC subsidiaries, including Work (Hangzhou) Medical Treatment Technology Co., Ltd., Hangzhou Shanyou Medical Equipment Co., Ltd., Shanghai Chuqiang Medical Equipment Co., Ltd., and Hangzhou Hanshi Medical Equipment Co., Ltd., collectively. For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Cover Page

1. We note your disclosure that references to “we,” the “Company” or “our company” are to Work Cayman and/or its consolidated subsidiaries. Please revise your disclosures so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

In response to the Staff’s comments, we revised the disclosures on the cover page and throughout the Amended Draft Registration Statement, to ensure that references to “we”, the “Company”, or “our Company” are to WORK Medical Technology Group LTD (“Work Cayman”), and the “PRC subsidiaries”, which are conducting the business operations in China, refer to Work (Hangzhou) Medical Treatment Equipment Co., Ltd. and its subsidiaries, so that it is clear to investors which entity the disclosure is referring to and which subsidiaries or entities are conducting the business operations.

2. We refer to your discussions in the fifth and sixth paragraphs regarding the Chinese government's influence over you and its ability to intervene in your operations. Please revise your disclosures here and elsewhere as appropriate to clearly state that this influence could cause the value of your ordinary shares to “significantly” decline.

In response to the Staff’s comments, we revised the disclosures on the referenced paragraphs of the cover page of the Amended Draft Registration Statement and elsewhere to state the Chinese government's influence and ability to interfere with operations could cause the value of our ordinary shares to significantly decline.

About This Prospectus, page 1

3. Please revise the definitions of China and PRC to include Hong Kong and Macau. Please also revise your corporate structure chart on page 5 to reflect that your Hong Kong subsidiary is inside the PRC and make corresponding changes throughout the prospectus.

In response to the Staff’s comments, we revised the disclosure on page 1 of the Amended Draft Registration Statement to remove the exclusion of Hong Kong and Macau from the definition of the PRC and China and include Taiwan in such definition, and revised the corporate structure charts on pages 5 and 58 and throughout the Amended Draft Registration Statement to reflect that the Hong Kong subsidiary is inside the PRC.

4. We refer to your statement that the accuracy and completeness of your industry data is not guaranteed. It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Accordingly, please delete such statement.

In response to the Staff’s comments, we deleted the statements of disclaiming liability with regard to the accuracy and completeness of the industry data on page 1 and 51 of the Amended Draft Registration Statement.

Prospectus Summary

Our Corporate History and Structure, page 5

5. We refer to footnote 2 to your chart beginning on page 6. Please also disclose whether you have the same expectations regarding renewal for any certificates scheduled to expire in 2023.

In response to the Staff’s comments, we revised the disclosure on page 9 of the Amended Draft Registration Statement to disclose our expectations regarding timely renewal for any certificates scheduled to expire in 2023.

6. Please revise your corporate structure charts here and on page 56 so that they are legible. In addition, with respect to the entities where Work Cayman does not ultimately have 100% ownership, please revise the chart and corresponding narrative disclosure to explain the remaining ownership.

In response to the Staff’s comments, we revised the corporate structure charts on pages 5 and 58 of the Amended Draft Registration Statement to make it legible. Additionally, we revised the charts and added corresponding narrative disclosure on pages 5 and 59 to explain the remaining ownership of entities which Work Cayman does not wholly own. Specifically, we disclosed the remaining shareholders of Hangzhou Shanyou Medical Equipment Co., Ltd. (“Hangzhou Shanyou”), namely, Baiming Yu, with 3.35% shares of Hangzhou Shanyou and Liwei Zhang, with 1.65% shares of Hangzhou Shanyou. We also disclosed the remaining shareholders of Hangzhou Hanshi Medical Equipment Co., Ltd. (“Hangzhou Hanshi”), namely, Cheng Peng, Xiuwen Zhang, and Zhengyan He, who owns 25%, 10% and 5% shares of Hangzhou Hanshi, respectively.

Dividends and Other Distributions, page 10

7. Please revise to provide a more detailed description of how cash is or will be transferred through your organization, including whether you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization. In addition, you state on page 11 that your PRC subsidiaries paid dividends in the fiscal year ended September 30, 2021, but that they do not plan to do so in the future unless they have generated sufficient accumulated profits and have met the requirements for statutory reserve funds. Revise to quantify the amount of dividends paid, and clarify to whom the dividends were paid, as you state that your PRC subsidiaries have not paid any dividends to you to date.

In response to the Staff’s comments, we revised the disclosure on page 10 of the Amended Draft Registration Statement to provide that we have not installed any cash management policies that dictate how funds are transferred among Work Cayman and its subsidiaries, and thus we do not have any procedures governing fund transfers. We added information about a deemed dividend in the fiscal year ended September 30, 2021 on page 11. In the fiscal year ended September 30, 2021, our PRC subsidiary, Hangzhou Shanyou, declared dividends of $782,518 and $385,419 to its shareholders, Baiming Yu and Liwei Zhang, respectively. The dividend was a result of the Group recognizing a reduction of amounts due from related parties as a dividend that reduced the Group’s retained earnings.

We also added disclosure on page 10 to emphasize that there are not any funds transferred among Work Cayman or Work Medical Technology Group Limited (“Work BVI”) and our PRC subsidiaries, to clarify the dividend payment status of our PRC subsidiaries. As a result, we made an error correction on page F-6 of the consolidation statement of cash flow, and added a note regarding such correction on page F-16 of the summary of significant accounting policies, and have revised the disclosure accordingly on page 70 of management’s discussion and analysis of financial condition and results of operations.

Risk Factors

You may experience difficulties in effecting service of legal process. . ., page 22

8. We refer to your statement that most of your senior executive officers reside within China for a significant portion of the time and are PRC nationals. Please expand your disclosure to explain whether the risks discussed in this risk factor also apply to your directors.

In response to the Staff’s comments, we revised the disclosure on page 22 of the Amended Draft Registration Statement to address the risk factor regarding difficulties investors may face in effecting service of legal process to our directors as well as to our officers.

Failure to make adequate contributions to various employee benefit plans . . ., page 30

9. We refer to your statement that you did not make contributions in the full amount for the social insurance fund and housing provident fund for your employees and did not make contributions in the housing fund for some employees. Please revise your disclosures to quantify the amount of the contributions that should have been made and were not made. Please also revise your disclosure on page 86 regarding your provision of various insurance to your employees to clarify that you have not made all required contributions

In response to the Staff’s comments, we revised the disclosures on pages 30, 91 and 107 of the Amended Draft Registration Statement to provide the amount of the contributions that should have been made and were not made. Specifically, for the fiscal year of 2021 and 2020, $420,317 and $264,930 of contributions for the social insurance fund, respectively, should have been made but were not. For the fiscal year of 2021 and 2020, $181,984 and $212,834 of contributions for housing provident fund, respectively, should have been made but were not. We also added disclosure that we have not made all required contributions on page 91.

We may experience significant liability claims or complaints from customers, doctors and patients. . ., page 32

10. Please expand this risk factor to discuss the risks arising from any recalls you may issue. In this regard, we note your discussion on page 85 that Hangzhou Shanyou was required to conduct recalls for certain of your devices in 2019 and 2020.

In response to the Staff’s comments, we revised the disclosure on page 33 of the Amended Draft Registration Statement to provide the following two recalls for certain devices in 2019 and 2020.

On December 9, 2019, Hangzhou Shanyou was required to recall a batch of disposable breathing circuits and arrange internal rectification, since a connection part was insufficiently welded at the machine end and a circuit did not pass the leakage test. Hangzhou Shanyou recalled all of the breathing circuits involved and arranged the internal rectification. After investigation and evaluation, Hangzhou Shanyou confirmed the involved products would not cause harm to human health and all the affected goods were disposed of.

On November 16, 2020, Hangzhou Shanyou was required to recall 20,000 disposable medical masks by Heilongjiang Provincial Drug Administration, because the mask strings failed to comply with an elastic requirement. Hangzhou Shanyou recalled the affected batch of masks.

We disclosed, following the description of these two recalls, that the PRC subsidiaries are not subject to any punishment, nor are they aware of any risk, currently or in the foreseeable future, regarding these recalls by the relevant government authorities.

We also disclosed in this risk factor that recalls may be accompanied by claims or lawsuits for breaches of contract, for an inability to provide products of certain quality on time, for which the PRC subsidiaries may elect or be forced to pay substantial damages if they are unsuccessful in their efforts to defend against these claims or lawsuits, and thus, could harm their business, financial condition and results of operations.

We may incur liabilities that are not covered by insurance, which could expose us to significant costs and business disruption., page 37

11. Please expand the title of this risk factor to state that you do not have any product liability, business interruption, or property insurance.

In response to the Staff’s comments, we revised the disclosure on page 38 of the Amended Draft Registration Statement to expand the title of the risk and state that we do not have any product liability, business interruption, or property insurance.

Our COO and Liwei Zhang has substantial influence over our company. . . ., page 44

12. Please expand this risk factor to discuss the effects of other ownerships that Mr. Yu and Ms. Zhang have in your organization. For example, it appears from your disclosure on pages F-6 and F-7 that they also own the separate 5% of Hangzhou Shanyou and the separate 40% of Hangzhou Hanshi that are not owned by you.

In response to the Staff’s comments, we revised the disclosure on page 46 of the Amended Draft Registration Statement to disclose that Baiming Yu and Liwei Zhang owns 3.35% and 1.65% shares of Hangzhou Shanyou, respectively. We also added a statement on the same page that Mr. Yu and Ms. Zhang do not have substantial influence over Hangzhou Shanyou. Additionally, we disclosed that the 40% shares of Hangzhou Hanshi are owned by three other shareholders, Cheng Peng, Xiuwen Zhang and Zhengyan He, instead of Baiming Yu and Liwei Zhang. Therefore, Baiming Yu and Liwei Zhang do not have substantial influence over Hangzhou Hanshi as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations Other Income (expenses), page 60

13. Please provide more detail in your discussion regarding the $3,752,002 in government subsidies received in 2021 and address whether you expect to receive continuing amounts. In addition, please revise the notes to your financial statements to include your accounting policy related to subsidies and the material terms of the arrangement related to these subsidies received.

In response to the Staff’s comments, we revised the disclosure on pages 63 and F-12 of the Amended Draft Registration Statement to provide more details about the $3,752,002 in government subsidies received in 2021. Specifically, the government subsidies of $3,606,697 were from Hangzhou government to reward Hangzhou Shanyou for its contribution to the rapid production of medical face masks to satisfy the sudden demand for such masks during the initial stage of COVID-19 pandemic. We also included disclosure on the same page that we do not expect to receive government subsidies of such amount continuously.

We also revised the notes to the financial statements to include our accounting policy related to subsidies and the material terms of the arrangement related to these subsidies on page F-12.

Business, page 75

14. Please add disclosure in this section, or elsewhere as appropriate, regarding the material terms of your financing agreements and file such agreements, or advise. Refer to Item 10.C. of Form 20-F.

In response to the Staff’s comments, we revised the disclosure on page 89 of the Amended Draft Registration Statement to provide the following descriptions of our PRC subsidiaries’ financing agreements.

1.	A comprehensive credit contract between Hangzhou Shanyou and Bank of Beijing dated September 29, 2020. It is a revolving credit contract with an aggregate loan principal of RMB8 million. The term of each loan drawn under the revolving credit contract is 12 months, and the period of loan withdrawal is 12 months starting on the date of this contract. The contract will expire on September 28, 2022. *

2.	A loan contract affiliated with the comprehensive credit contract between Hangzhou Shanyou and Bank of Beijing dated September 29, 2020. The loan principal was RMB8 million, with an interest rate determined by the one-year Loan Prime Rate (“LPR”), set the day immediately before the withdrawal date, plus 65 basis points. The withdrawal period was from September 29, 2020 to September 28, 2021, and the loan period was one year from the date of withdrawal, with the final maturity date of September 28, 2022. Hangzhou Shanyou fully repaid the loan on September 6, 2021.

3.	A working capital loan contract between Hangzhou Shanyou and Bank of Jiangsu dated January 26, 2021. The loan principal was RMB5 million, with an interest rate determined by the one-year LPR set the day immediately before the contract date, plus 75 basis points, which was 4.6%. The date of loan withdrawal was January 26, 2021, and Hangzhou Shanyou fully repaid the loan on January 25, 2022.

4.

A loan contract between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated December 22, 2016. The loan principal was RMB15 million, with an interest rate of 6.06‰ per month. The term of the loan was from December 22, 2016 to November 21, 2021. Hangzhou Shanyou fully repaid the loan on November 21, 2021.

5.	A working capital loan contract between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated January 6, 2020. The loan principal was RMB4 million, with an interest rate determined by the one-year LPR, set the day immediately before the contract date, plus 216 basis points. The term of the loan was from January 6, 2020 to January 5, 2021. Hangzhou Shanyou fully repaid the loan on January 5, 2021.

6.	A working capital loan contract between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated January 15, 2020. The loan principal was RMB3 million, with an interest rate determined by the one-year LPR, set the day immediately before the contract date, plus 216 basis points. The term of loan was from January 15, 2020 to January 14, 2021. Hangzhou Shanyou fully repaid the loan on January 14, 2021.

7.	A working capital loan contract between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated March 2, 2020. The loan principal was RMB3,500,000, with an interest rate determined by the one-year LPR, set the day immediately before the contract date, plus 117 basis points. The term of loan was from March 2, 2020 to February 27, 2021. Hangzhou Shanyou fully repaid the loan on February 27, 2021.

8.	A working capital loan contract between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated June 28, 2020. The loan principal was RMB5 million, with an interest rate determined by the one-year LPR, set the day immediately before the contract date, plus 137 basis points. The term of loan was from June 28, 2020 to June 27, 2021. Hangzhou Shanyou fully repaid the loan on June 27, 2021.

9.	A working capital loan contract between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated July 2, 2020. The loan principal was RMB5 million, with an interest rate determined by the one-year LPR, set the day immediately before the contract, plus 137 basis points. The term of loan was from July 2, 2020 to July 1, 2021. Hangzhou Shanyou fully repaid the loan on July 1, 2021.

10.	A working capital loan contract between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated September 29, 2021. The loan principal was RMB10 million, with an interest rate determined by the one-year LPR, set the day immediately before the contract date, plus 100 basis points. The term of loan was from September 29, 2021 to September 23, 2022. Hangzhou Shanyou intends to fully repay the loan by September 23, 2022.

11.	A working capital loan contract between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated September 29, 2021. The loan principal was RMB19,500,000, with an interest rate determined by the one-year LPR, set the day immediately before the contract date, plus 137 basis points. The term of loan was from September 29, 2021 to September 23, 2022. Hangzhou Shanyou intends to fully repay the loan by September 23, 2022.

*	Hangzhou Shanyou currently owes a loan of RMB8 million to Bank of Beijing, according to the comprehensive credit contract. The interest rate is determined by the one-year LPR, set the day immediately before the withdrawal day, plus 65 basis points. The withdrawal period is from September 29, 2021 to September 28, 2022, and the loan period is one year from the date of withdrawal. There is not an independent loan contract signed by both parties, and Hangzhou Shanyou intends to fully repay the loan by September 6, 2022.

Additionally, we have filed these financing agreements as exhibits along with the filing of the Amended Draft Registration Statement and this response letter.

Business

Our Customers, page 80

15. Please provide more information in the filing related to your customers that accounted for 49% and 15% of revenue in 2021. For example, address whether each of the customers are direct end-user customers, domestic distributor customers or export distributor customers.

In response to the Staff’s comments, we revised the disclosure on page 84 of the Amended Draft Registration Statement to provide information about our customers that accounted for 49% and 15% of revenue in 2021. Specifically, the customer that accounted for 49% of revenue in fiscal year of 2021 is China National Pharmaceutical Foreign Trade Corporation, a domestic distributor customer. The customer that accounted for 15% of revenue in fiscal year of 2021 is Shanghai New Union Textra Import and Export Co., Ltd., a domestic distributor customer.

Intellectual Property, page 87

16. Please revise to disclose whether you own all of your patents or whether any patents are licensed from third parties. With reference to the table on pages 88-89, please also explain whether you expect any material effects on your business as a result of any patent that will expire within the next few years.

In response to the Staff’s comments, we revised the disclosure on page 93 of the Amended Draft Registration Statement to disclose that the PRC subsidiaries own all of the patents. We also disclosed that our PRC subsidiaries closely monitor the expiration date of each patent and will pay the renewal fee to competent authority to maintain the patent’s validity, and therefore, we do not expect any material effects on the business as a result of any patent that will expire within the next few years.

Regulations

Fire Prevention Management, page 90

17. Please expand on your discussion in this section to explain the effect of not having prepared the Inspection and Acceptance Reports of Fire Protection, including that you may be ordered to stop using the affected production lines. Also, to give context to your investors, provide a quantitative explanation here and, if applicable, also in your risk factor on page 40, of the effect such a stop order would have on the production of your devices.

In response to the Staff’s comments, we revised the disclosures on pages 41 and 101 of the Amended Draft Registration Statement to explain the effect of not having prepared the Inspection and Acceptance Reports of Fire Protection. The Inspection and Acceptance Reports of Fire Protection is in preparation and is expected to be completed soon.

Management

Compensation of Directors and Officers, page 108

18. You disclose an aggregate compensation amount paid to your directors and officers for the fiscal year ended September 30, 2021. However, we note that the officers and directors disclosed on page 104 appear to have commenced their terms in 2022, and Work Cayman was incorporated in March 2022. Please revise your disclosure in this section to further explain.

In response to the Staff’s comments, we revised the disclosure on page 114 of the Amended Draft Registration Statement to explain that we have not paid any compensation to our directors and officers as of the date of the prospectus. Compensation of RMB651,100 was paid to directors and officers of PRC subsidiaries for the fiscal year ended September 30, 2021, instead of the directors and officers of Work Cayman. The previous disclosure of compensation was deleted accordingly.

Related Party Transactions, page 111

19. Please expand on your disclosures in this section to disclose related party transactions for the preceding three financial years up to the date of your prospectus. Additionally, with respect to all the loans, expand on your disclosures regarding the nature of the loans, and the transactions in which they were incurred. In addition, please ensure that all transactions with related parties during the covered period is disclosed in this section. For example, we note that there were unregistered securities transactions with some related parties noted in Item 17 of your registration statement. Refer to Item 7.B. of Form 20-F.

In response to the Staff’s comments, we revised the disclosure on page 117 of the Amended Draft Registration Statement to disclose related party transactions for the preceding three financial years up to the date of our prospectus. We also expanded on the disclosure regarding the nature of the loans, and the transactions in which they were incurred on pages 117 and 118. Additionally, we added disclosure of unregistered securities transactions with some related parties noted in Item 17 on page 118.

Consolidated Financial Statements

History of the Group and Reorganization, page F-7

20. Other than the 24,999 shares held by LWY GROUP LTD, which is 100% owned by Baiming Yu, and the 2,500 shares held by ZLW Group LTD, which is 100% owned by Liwei Zhang, please describe for us in further detail the reason why the March 1, 2022 share transactions identified on page II-2 are included as part of the reorganization and retroactively presented for all periods presented. As part of your response, clarify whether the investors are independent 3rd parties or related parties, whether the per share consideration represents fair value or a nominal price, and the purpose of the transactions. Please expand your disclosure regarding these details, as appropriate.

In response to the Staff’s comments, we revised the disclosure on page F-7 of the Amended Draft Registration Statement to explain the reason why the March 1, 2022 share transactions identified on page II-2 are included as part of the reorganization and retroactively presented for all periods presented. Specifically, the March 1, 2022 share transactions were shareholder to shareholder transactions, thus they did not affect the Group’s equity, assets or liabilities. Immediately before and after the March 1, 2022 share issuances by Work Cayman to LWY GROUP LTD and ZLW Group LTD, the ultimate shareholders in these entities, who are Baiming Yu and his spouse, Liwei Zhang, did not change. Accordingly, the reorganization has been treated as a corporate restructuring of entities under common control. Thus, the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, and the entities are presented on a combined basis for all periods to which such entities were under common control. Thus, the results of these subsidiaries are included in the financial statements for both years ended September 30, 2021 and 2020. The discussion and presentation of financial statements herein assumes the completion of the reorganization, which is accounted for retroactively as if it occurred on October 1, 2019, and the equity has been restated to reflect the change, as well.

We also revised the disclosure on the same page to provide following details of the transactions. On March 1, 2022, Work Cayman was incorporated and (indirectly) issued Ordinary Shares at par value $1.00 per share to Baiming Yu (“LWY GROUP LTD”) and Liwei Zhang (“ZLW GROUP LTD”), who, following transfer of the initial one subscriber share from Tricor Services (Cayman Islands) Limited to LWY GROUP LTD, indirectly held 50% and 5% equity interest of Work Cayman, respectively. Certain third parties as strategic investors acquired 45% equity shares of the PRC subsidiaries at fair value from Baiming Yu and Liwei Zhang. In exchange, Work Cayman issued the remainder of its 45% Ordinary Shares at par value $1.00 per share to these strategic investors on the day of its incorporation.

6. Property, Plant and Equipment, Net, page F-16

21. Please disclose more detail regarding the $4,483,075 impairment recorded in 2020. In addition, describe for us the reasons why the impairment is presented with "other income (expenses)" on page F-4 and not with "operating expenses." Refer to Interpretative Response to Question 2 of SAB Topic 5.P.3 for guidance.

In response to the Staff’s comments, and in consideration of the guidance set forth in SAB Topic 5.P.3, we revised the disclosure on page F-17 of the Amended Draft Registration Statement to disclose more details regarding the $4,483,075 impairment recorded in 2020. Specifically, impairment loss of $4,483,075 was due to the fair market prices of mask and mask production equipment that were relatively high, as a result of the supply shortage during the initial stage of the COVID-19 pandemic when the PRC subsidiaries purchased most of their mask production equipment. The domestic market supply of masks and mask production equipment had been restored since the latter half of 2020, and thus, the fair market price of mask and mask production equipment declined rapidly.

Additionally, we have revised the presentation of Consolidated Statement of Income and Comprehensive Income on Page F-4 so that “impairment loss on equipment” has been classified as a line item under “total operating expenses” and “impairment loss on equipment” has been included in the chart on page 61, and added disclosure of impairment loss on equipment on page 62.

General

22. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We respectfully advise the staff that up to the date of this reply, there have been no written communications, as defined in Rule 405 under the Securities Act, that we or anyone authorized to do so on our behalf, have presented to potential investors in reliance on Section 5(d) of the Securities Act. We undertake to provide the Staff with copies of any future written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC